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MAR 09 2020
Washington DC
413

SEC ISSION

20004043

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35565

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **JANUARY 1, 2019** (MM/DD/YY) AND ENDING **DECEMBER 31, 2019** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **RAPHAEL ARYEH AND ASSOCIATES**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

141-51 72ND CRESCENT
(No. and Street)

FLUSHING	**NY**	**11367**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
RAPHAEL ARYEH **718-263-4852**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND	**FLORIDA**	**32751**
(Address and City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its Possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

CONF.

OATH OR AFFIRMATION

I, RAPHAEL ARYEH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or RAPHAEL ARYEH AND ASSOCIATES, as of DECEMBER 31, 2019 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ARTHUR J. HOROWITZ
Notary Public, State of New York
No. 01HO6258384
Qualified in Nassau County
Commission Expires March 26, 20 20

Raphael Aryeh
Signature

GENERAL PARTNER
Title

2/28/2020
Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners'
of Raphael Aryeh & Associates

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Raphael Aryeh & Associates identified the following provisions of 17 C.F.R. §15c3-3(k) under which Raphael Aryeh & Associates claimed an exemption from 17 C.F.R. §240.15c3-3: (2)(i) (exemption provisions) and (2) Raphael Aryeh & Associates stated that Raphael Aryeh & Associates met the identified exemption provisions throughout the most recent fiscal year without exception. Raphael Aryeh & Associates' management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Raphael Aryeh & Associates' compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

February 29, 2020

Raphael Aryeh And Associates
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended December 31, 2019

ASSETS

Assets:		
Cash and cash equivalents	$	318,794
Accounts receivable		21,393
Vehicle (net of accumulated depreciation)		14,386
	$	354,573

LIABILITIES AND PARTNERS' EQUITY

Liabilities:		
Accrued expenses	$	958
		958
Partners' equity:		353,615
	$	354,573

The accompanying notes are an integral part of these financial statements.

Raphael Aryeh And Associates
Notes to Financial Statements
As of and for the Year-Ended December 31, 2019

Note 1 – Summary of Significant Accounting Policies

Nature of Business

Raphael Aryeh & Associates (a partnership) ("the Company") is a broker-dealer, registered with the Securities Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed in the state of New York in 1978.

The Company's business is limited to selling mutual funds on an application basis, selling variable life insurance or annuities and advisory fees.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts, which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000. At December 31, 2019, the Company had $50,600 in excess of the FDIC insured limit.

Revenue and Cost Recognition

Commissions from the sale of mutual funds and variable annuities and 12b-1's are recognized as revenue at the point in time the associated service is fulfilled which is based on the trade date.

Investment Advisory Fees

The company provides advisory services. Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled. However for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. In some circumstances significant judgment is needed to determine the timing and measure of progress appropriate for revenue recognition under a certain contract. Retainers and other fees received from customers prior to recognizing revenue would be reflected as contract liabilities. At December 31, 2019, all amounts were immaterial.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Property and Equipment

Property and equipment are recorded at cost. Repair and maintenance costs are charged to operations as incurred. When assets are retired or disposed of, the cost and accumulated depreciation are removed from the accounts, and any gains or losses are included in operations. Depreciation of property and

Note 1 – Summary of Significant Accounting Policies - continued

equipment is provided utilizing the straight line method over the estimated useful lives of the related assets.

Income Taxes

The Company files its income tax returns as a partnership for federal and state income tax purposes. As such, the Company does not pay income taxes, as any income or loss is included in the income tax returns of the individual partners. Accordingly, no provision is made for income taxes in the financial statements.

As defined by Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes, no provision or liability for materially uncertain tax positions was deemed necessary by management. Therefore, no provision or liability for uncertain tax positions has been included in these financial statements.

Since tax matters are subject to some degree of uncertainty, there can be no assurance that the Company's tax returns will not be challenged by the taxing authorities and that the Company or its partners will not be subject to additional tax, penalties, and interest as a result of such challenge. Generally, the Company's tax returns remain open for three years for federal and state income tax examination. As such, the Company's income tax returns for the years ended December 31, 2016, 2017 and 2018 respectively, are subject to possible federal and state examinations, generally three years after they are filed.

Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Business Concentrations

The Company earned revenue for investment advisory fees from three major customers that accounted for 56% of revenue for the year. Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits.

Signifcant Judgments

Revenue from contracts with customers includes fees from investment management services. The recognition of revenue is based upon the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; whether revenue should be presented gross or net of certain costs; and whether constraints on variable consideration should be applied due to uncertain future events.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At December 31, 2019, the Company had excess net capital of $312,836 and a net capital rate of .003 to 1.

Note 4 – Property and Equipment

Property and equipment consists of:

Vehicle	
Total Vehicle at Cost	$ 28,773
Less: Accumulated depreciation	28,773
Vehicle, net	(14,387)
	$ 14,386

Depreciation expense was $5,755 for the year ended December 31, 2019.

Note 5 – Related Party

The Company had transactions with its general partner throughout the year. These transactions included payments of bills by the general partner from his personal accounts treated as contributions of capital, and charges for utilities, vehicle and other expenses that amounted to $32,822 for the year ended December 31, 2019.

Note 6 – Commitments and contingencies

Raphael Aryeh & Associates does not have any commitments, guarantees, or contingencies, including arbitration or other litigation claims that may result in a loss or a future obligation. The Company is not aware of any threats or other circumstances that may lead to the assertion of a claim at a future date.

Note 7 – Subsequent Events

In preparing these financial statements, management of the Company has evaluated events and transactions for potential recognition or disclosure through February 29, 2020, the date the financial statements were available to be issued.